FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 16 January 2006

NAB reaches agreement to transfer its UK Discretionary Investment Management business

National Australia Bank Limited today announced that it has reached an agreement to transfer the management of its UK Clydesdale and Yorkshire Bank Discretionary Investment Management portfolios to Tilney Investment Management.

The Clydesdale and Yorkshire Bank Discretionary Investment Management operation has over 1500 customer portfolios with an approximate value of funds under management of £300 million.

Tilney is one of the largest independent wealth managers in the UK, with over 12,000 clients and assets under management in excess of £5 billion.

The sale is expected to be completed prior to June 2006.

Terms of the transaction are commercial in confidence but are not material to National Australia Bank.

For further information in Australia contact:
Brandon Phillips	Hany Messieh
Group Manager, External Relations	Group Manager, Investor Relations
+61 (0) 3 8641 3857 work	+61 (0) 3 8641 2312 work
+61 (0) 419 369 058 mobile	+61 (0) 414 446 876 mobile

Kim Lovely
External Relations Manager
+61 (0) 3 8641 4982 work
+61 (0) 406 035 243 mobile

For further information in the UK contact:
Yolande Stratford
UK Media Relations
+44 (0) 207 710 1934 work
+44 (0) 7739 656 980 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 17 January 2006

Scheme members to vote on proposals to put United Kingdom pensions on secure footing for the future

The National Australia Bank today announced a series of proposed initiatives to address the deficit in its three United Kingdom defined benefits pension schemes as part of its ongoing strategy to revitalise its UK operations.

The proposals were developed following a lengthy and detailed review which included consultation with the schemes’ trustees, the trade union, Amicus, and other employee representative groups.

Key aspects of the proposed reforms include:

•                              all final salary benefits accrued to 31 March 2006 are unaffected and the defined benefit schemes remain non contributory

•                              members in the defined benefit schemes will continue to accrue benefits at a rate of 1/60 per year as before

•                              there is no change to the current early retirement terms. Employees will still be able to retire at 60, but flexibility will be introduced for them to work on until they are 65, and accrue further pension entitlement

•                              pension increases for any pension built up after 31 March 2006 will be capped at 2.5%, or the annual rise in the Retail Prices Index, whichever is lower. This change is in line with new government legislation

•                              the discretionary increase for all members of the Clydesdale Bank and National Australia Bank schemes with service completed before 5 April 1997 would be replaced with a guaranteed increase capped at 2.5% or the annual rise in the Retail Prices Index, whichever is the lower.

•                              Otherwise, pensions in payment to retired employees and guaranteed rights for former employees are unaffected.

•                              from 1 April 2006, the schemes would move to a structure known as “career average”,  under which members earn “blocks” of pension every year.  Rather than receiving a pension based solely on a final salary at retirement, the proposed structure builds pension benefits year-on-year based on a member’s annual salary

•                              the changes have no material impact on members who are expected to leave the Group as part of its ongoing restructuring arrangements

•                              while the main emphasis of the reforms is to address the defined benefit schemes’ increasing deficits, the opportunity was also taken to examine ways to improve the current defined contribution scheme with a range of proposals to improve the defined contribution arrangements which are currently age related.  Under the proposals, members would receive a core employer contribution of 5% and up to an additional 5% in matched contributions, bringing the overall level of employer contributions to 10% regardless of age

•                              the pension expense for reported 2005 financial year was £63 million. Under IFRS, the pension expense would have been £44 million. The proforma IFRS impact of these reforms on a full year, ongoing basis, would result in a pension expense reduction of between £15 million and £20 million

•                              The deficit under AASB 119 as at 30 September 2005, was £426 million.

•                              The NAB would make a one-off contribution of £100 million across its three defined benefit schemes (Clydesdale Bank, Yorkshire Bank and National Australia Group Europe) this financial year. This will reduce the deficit with no resulting material profit and loss impact.

•                              In addition, if the proposed changes are accepted, it is estimated that the deficit will reduce by a further £160 million, the benefit of this would accrue over the life of the schemes.

The proposals will be put to a ballot of the 8000 members of the three defined benefit schemes (these being Clydesdale Bank, Yorkshire Bank and National Australia Group Europe) and the 1000 members of the defined contributions scheme.  The ballot will take place between 22 February – 15 March.

Subject to that agreement there would be further discussions with the Trustee boards on an appropriate basis to address the remaining deficit.

The National’s UK CEO Lynne Peacock said the proposals were designed to put UK pension arrangements on a secure and sustainable footing for the future and were part of the ongoing work to revitalise the National’s UK operations.

“In the past year we have stabilised profits, while conducting a major restructure to make the business more competitive, managed margins down to bring them more into line with the UK market and invested in an expansion program for future growth.

“We are now moving to address the industry-wide issue of defined pensions deficits.  We have conducted a broad review that considered all the options available to put pensions on a secure footing.

“We considered all the options available to us, and believe the proposals for reform – including the one-off contribution of £100 million - to be fair and equitable and to provide a balance between the needs and expectations of scheme members and the long-term viability of the schemes.”

Note: In accordance with ASX Listing Rule 15.7.1, this information has also been released to the overseas stock exchanges on which the National’s securities are listed at the same time it was given to the ASX.

For further information in Australia contact:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Group Manager, Investor Relations
+61 (0) 3 8641 3857 work	+61 (0) 3 8641 2312 work
+61 (0) 419 369 058 mobile	+61 (0) 414 446 876 mobile

Kim Lovely
External Relations Manager
+61 (0) 3 8641 4982 work
+61 (0) 406 035 243 mobile

For further information in the UK contact:

Tim Pie
UK Media Relations
+44 (0) 207 710 2146 work
+44 (0) 7900 151 654 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 17 January 2006	Name: Brendan T Case
Title: Associate Company Secretary